Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the six months ended June 30, 2016 and 2015 and the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011.

	Six Months Ended June 30,		Years Ended December 31,
	2016	2015	2015	2014	2013*	2012**	2011**
For the Group (IFRS)	5.02	11.14	4.76	10.91	19.57	24.35	27.55

*	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
**	Figures for 2012 and 2011 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of June 30, 2016, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At June 30, 2016
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,661
Current financial debt	9,128
Current portion of financial instruments for interest rate swaps liabilities	157
Other current financial instruments — liabilities	233
Financial liabilities directly associated with assets held for sale	15

Total current financial debt	14,194

Non-current financial debt	41,668
Non-controlling interests	2,904
Shareholders’ equity
Common shares	7,846
Paid-in surplus and retained earnings	106,343
Currency translation adjustment	(11,619)
Treasury shares	(4,585)

Total shareholders’ equity — Group share	97,985

Total capitalization and non-current indebtedness	142,557

As of June 30, 2016, TOTAL had an authorized share capital of 3,551,247,666 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,503,262,274 ordinary shares (including 113,966,178 treasury shares from shareholders’ equity).

As of June 30, 2016, approximately $739 million of TOTAL’s non-current financial debt was secured and approximately $40,929 million was unsecured, and all of TOTAL’s current financial debt of $9,128 million was unsecured. As of June 30, 2016, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2016. Since June 30, 2016, Total Capital International has issued non-current financial debt of €2,750 million (or approximately $3,016 million using the €/$ exchange rate on July 22, 2016 of €1 = $1.0968 as released by the Board of Governors of the Federal Reserve System on July 25, 2016).

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since June 30, 2016.

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